Exhibit 107

Calculation of Filing Fee

Table 1 - Transaction Value

	Transaction Valuation	Fee rate	Amount of Filing Fee

Fees to Be Paid	$6,194,301,287	0.0000927	$574,211.73

Fees Previously Paid	$0		0

Total Transaction Valuation	$6,194,301,287

Total Fees Due for Filing			$574,211.73

Total Fees Previously Paid			0

Total Fee Offsets			0

Net Fee Due			$574,211.73

The filing fee was determined based upon the sum of (a) 165,180,783 shares of Datto Holding Corp. common stock outstanding multiplied by $35.50 per share; (b) 5,789,660 shares of Datto Holding Corp. common stock underlying options multiplied by $24.72, which is the difference between $35.50 and the weighted average exercise price of $10.78 per share; (c) 4,907,785 shares of Datto Holding Corp. common stock underlying restricted stock units multiplied by $35.50 per share; and (d) 366,948 shares of Datto Holding Corp. common stock underlying performance-based restricted stock units (based on target performance) multiplied by $35.50 per share. In accordance with Section 14(g) of the Securities Exchange Act of 1934, as amended, the filing fee was determined by multiplying .0000927 by the sum of the preceding sentence.

Table 2 - Fee Claims and Sources

	Registrant or Filer Name	Form or Filing Type	File Number	Initial Filing Date	Filing Date	Fee Offset Claimed	Fee Paid with Fee Offset Source

Fee Offset Claims	—	—	—	—	—	—	—

Fee Offset Sources	—	—	—	—	—	—	—